Exhibit 99.4

InterCure Announces Record Breaking Third Quarter Financial Results with 63% growth YOY and 6% QoQ growth.

Eleventh consecutive quarter of sequential profitable revenue growth

Annualized revenue run rate of $155 million

Adjusted EBITDA1 run rate of $34 million

Achieved Run Rate Net Profit of 12$ million

Strong balance sheet with $92 million cash supporting future profitable growth

NEW YORK, TORONTO, and HERZLIYA, Israel – November 15, 2022 – InterCure Ltd. (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) (dba Canndoc)(“InterCure” or the “Company”) is pleased to announce its financial and operating results for the third quarter ended September 30, 2022.

All amounts are expressed in New Israeli Shekels (NIS) or Canadian dollars ($), unless otherwise noted.

Third Quarter 2022 Key Financial & Operating Highlights

●	Record revenue of $39 million (NIS 101 million), which represent a 63% growth than the third quarter of 2021 and representing sequential growth of 6%.

●	Eleventh consecutive quarter of growth representing an annualized run rate of over $ 155 million (Over NIS 402 million).

●	Revenue growth expected to continue in Q4 2022.

●	Adjusted EBITDA increased 58% year-over-year to $9 million, representing 22% of revenues.

●	Solid demand for Canndoc’s branded products and expansion of the Company’s medical cannabis dispensing operations.

●	Record of new product launches with more than 10 new GMP SKUs added to the company’s portfolio of products during the quarter.

●	First company to comply with the new strict 109 import regulations of the Israel Medical Cannabis Agency, resuming importation of medical cannabis to Israel.

●	Expansion of the Company’s medical cannabis dedicated pharmacy chain to a of total 25 locations as of the end of the third quarter.

●	Continued scaling up production cultivation and production of the Southern facility as the largest and most advanced facility of its kind in the region.

●	Driving forward with the execution of the company’s global expansion plan.

“I am proud of our team delivering our eleventh consecutive quarter of profitable growth with strong operating and financial performance.” said InterCure CEO Alexander Rabinovich “We continued to execute on our international expansion plans building our footprint organically and exploring strategic acquisitions in key markets, to meet the solid demand for our high-quality branded products. We expect 2022 to be another millstone year for InterCure, solidifying our leadership position in the pharmaceutical cannabis market.”

“Our third quarter results reflect our ability to deliver on our strategic initiatives, translating into continued profitable growth.” said InterCure CFO Amos Cohen “In addition to delivering on strong financial results we also managed to maintain our profitability while executing expansion plan expansion in all key markets. We are very pleased with the progress and remain focused and committed to building our shareholders value and improving quality of life for patients and communities globally are continuing to see that same momentum carry into the fourth quarter.”

(1)Means EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income);

Key Q3 2022 Financial Highlights – Cannabis Sector

(In thousands NIS)

Third quarter	Q3 2022	Q3 2021
Revenues	100,572	61,695
Gross Profit (1)	44,074	24,682
Adjusted EBITDA (2)	22,188	14,040

	Q3-22	Q2-22	Q1-22	Q4-21	Q3-21	Q2-21	Q1-21
Revenues	100,572	95,277	87,229	79,701	61,695	45,230	33,051
Gross Profit (1)	44,074	41,542	35,857	36,613	24,682	19,267	15,427
GP Margin	44%	43%	41%	46%	40%	42%	46%
Adjusted EBITDA(2)	19,652	20,709	19,911	19,446	11,999	10,814	9,468
Adjusted EBITDA Margin	20%	21%	22%	24%	19%	24%	28%

(1)	Gross profit before effect of fair value.

(2)	EBITDA adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This is a non-IFRS financial measure and does not have a standardized meaning prescribed by IFRS, please see “Non-IFRS Measures” below.

	For the 3-month ended on September 30
	2022	2021
Revenues	100,572	61,695
Gross profit before effect of fair value	44,074	24,682
Gross profit after effect of fair value	46,213	22,056
Research and development expenses	(120)	(298)
General and administrative expenses	(13,979)	(9,288)
Marketing and selling expenses	(16,774)	(6,245)
Impairment gains and (losses) on financial assets through profit or loss	(54)	8
Other income (expenses), net	897	(1,692)
Consolidated operating profit	16,183	4,541
Comprehensive income	8,308	540
Interest / Financing expenses (income) net	4,236	2,464
Tax expenses	3,639	1,537
Depreciation and amortization	2,719	1,684
EBITDA	18,903	6,225
Share-based payment expenses	3,731	1,464
Other expenses (income), net	(897)	1,692
Impairment losses and (gains) on financial assets through profit and loss	54	(8)
Fair value adjustment to inventory	(2,139)	2,626
Adjusted EBITDA	19,652	11,999
Basic earnings (loss) per share	0.16	(0.04)
Diluted earnings per share	0.16	(0.03)

Consolidated Financial Statements and Management’s Discussion and Analysis

The publication of InterCure’s audited financial statements and accompanying notes for the quarter ended September 30, 2022 and related management’s discussion and analysis of financial condition and results of operations (“MD&A”) and analysis of financial condition and results of operations (“MD&A”) are available under the Company’s profile on SEDAR.

About InterCure (dba Canndoc)

InterCure (dba Canndoc) (NASDAQ: INCR) (TSX: INCR.U) (TASE: INCR) is the leading, profitable, and fastest growing cannabis company outside of North America. Canndoc, a wholly owned subsidiary of InterCure, is Israel’s largest licensed cannabis producer and one of the first to offer Good Manufacturing Practices (GMP) certified and pharmaceutical-grade medical cannabis products. InterCure leverages its international market leading distribution network, best in class international partnerships and a high-margin vertically integrated “seed-to-sale” model to lead the fastest growing cannabis global market outside of North America.

For more information, visit: http://www.intercure.co.

Non-IFRS Measures

This press release makes reference to certain non-IFRS financial measures. Adjusted EBITDA, as defined by InterCure, means earnings before interest, income taxes, depreciation, and amortization, adjusted for changes in the fair value of inventory, share-based payment expense, impairment losses (and gains) on financial assets, non-controlling interest and other expenses (or income). This measure is not a recognized measure under IFRS, does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. InterCure’s method of calculating this measure may differ from methods used by other entities and accordingly, this measure may not be comparable to similarly titled measured used by other entities or in other jurisdictions. InterCure uses this measure because it believes it provides useful information to both management and investors with respect to the operating and financial performance of the company. A reconciliation of Adjusted EBITDA to an IFRS measure (comprehensive income) is available below:

Forward-Looking Statements

This press release may contain forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to InterCure’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that InterCure intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause InterCure’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s future revenue growth and profitability, the success of its global expansion plans, , its continued growth, the expected operations, financial results business strategy, competitive strengths, goals and expansion and growth plans, expansion strategy to major markets worldwide, the impact of the COVID-19 pandemic and the war in Ukraine. Forward-looking information is based on a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond InterCure’s control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward-looking information. Such risks and uncertainties include, but are not limited to: changes in general economic, business and political conditions, changes in applicable laws, the U.S. and Canadian regulatory landscapes and enforcement related to cannabis, changes in public opinion and perception of the cannabis industry, reliance on the expertise and judgment of senior management, as well as the factors discussed under the heading “Risk Factors” in InterCure’s Annual Information Form dated April 5, 2022, which is available on SEDAR at www.sedar.com, and under the heading “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form 20-F, filed with the Securities Exchange Commission on July 14, 2021, as amended August 3, 2021 and August 18, 2021. InterCure undertakes no obligation to update such forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Due to participation in the upcoming November conferences, the company will be update on a later date a Q3 2022 result conference call.

●	MJBizCon – Marijuana Business Conference & Cannabis Expo
●	InterCure’s management will be hosting investor meetings.

To schedule a one-on-one investor meeting with InterCure’s management team, or for any inquiries please contact us:

●	amos@intercure.co
●	+972-58-666-8686

https://www.intercure.co/